info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.331.8773 Toll Free 1.877.529.8475

April 23, 2009

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH 2008

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Madison Minerals Inc. – Notice of Annual General Meeting,

➢

Madison Minerals inc. –  Management Discussion and Analysis for the Year ended October 31, 2008 – Edgar filed on March 2, 2009 (Financial Statements were filed with Form 20F),

➢

Madison Minerals Inc. – News Release dated March 19, 2009,

➢

Madison Minerals inc. – BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: April 23, 2009

By: “Chet Idziszek”

Chet Idziszek

Its: President

(Title)

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.331.8773 Toll Free 1.877.529.8475

March 2, 2009	BY SEDAR

To:

All Applicable Securities Commissions

 and

To:

TSX Venture Exchange

Dear Sirs:

Re:

Annual General Meeting

We advise that the directors of the Company have fixed the following record and meeting dates for the upcoming Meeting of shareholders as follows:

1 .	Meeting Type	:	Annual General Meeting
2 .	Class of Securities Entitled to Receive Notice:	:	Common Shares
3 .	Class of Securities Entitled to Vote	:	Common Shares
4 .	CUSIP Number	:	557808102
5 .	ISIN	:	CA 5578081021
6 .	Record Date for Notice	:	March 27, 2009
7 .	Record Date for Voting	:	March 27, 2009
8 .	Beneficial Ownership Determination Date	:	March 27, 2009
9 .	Meeting Date	:	May 6, 2009
10.	Meeting Location	:	Vancouver, BC

If you require any further information, please contact the undersigned.

Yours sincerely,

MADISON MINERALS INC.

Signed “Elizabeth Anderson”

Elizabeth Anderson

Senior Administrator

/ea

cc:

Miller Thomson, Attn:  Peter McArthur

Computershare Investor Services Inc., Attn: Yasmin Juma

Davidson & Company, Attn: Dave Harris

U.S. Regulatory Authorities (with Form 6K)

James G. Stewart

Ian Brown

Madison Minerals Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED OCTOBER 31, 2008

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s exploration strategy currently emphasizes its Lewis Gold Project in Nevada, USA.

Madison is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations on our various properties are exploratory searches for mineable deposits of minerals. During the two years ended October 31, 2008 and to the date of this report, Madison has been primarily engaged in the continued exploration of the Lewis Gold Project.

This MD&A is dated February 23, 2009 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada and are expressed in Canadian dollars. The discussion and analysis should be read together with the annual audited consolidated financial statements for the year ended October 31, 2008 and related notes attached thereto (the “2008 Financial Statements”). Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this document..

Overall Performance

The following summarizes the significant events and transactions in our mineral projects during the period.

Lewis Gold Project, Nevada

The 2007 program at the Lewis Gold Project concluded in November of that year. On December 13, 2007 and on March 26, 2008 we reported on the results of the program, the principal component of which was 9,644 meters of drilling, being 2,303 meters of core drilling in ten holes and 7,341 meters of reverse circulation (RC) drilling in 34 holes. These news releases are accessible on our website www.madisonminerals.com and on SEDAR at www.sedar.com and were summarized in our MD&A for the first fiscal quarter ended January 31, 2008.

Our news release of April 14, 2008 announced the beginning of our 2008 drill program, planned to include 7,000 meters of reverse circulation (RC) drilling and 3,000 meters of core drilling at the Virgin Zone, principally aimed at expanding and delineating that zone.

The Phoenix Joint Venture’s 2008 program in fact completed 17 core and 33 reverse circulation drill holes totalling 9,423 meters. Twenty-four of the reverse circulation drill holes were drilled as in-fill and step-out holes at 100-foot centres along several north-south sections to test the Virgin Zone mineralization along strike to the north and down-dip to the west. The remaining nine reverse circulation holes tested a portion of the old north Fortitude sulphide dump which straddles the south boundary with Newmont. The 17 core holes were drilled to evaluate structure and geology, and to confirm previous RC drill results. The drill program met its objectives, intersecting precious metal mineralization in many holes and confirming previous RC drill results. A compilation of the results of the 2008 drill program has not yet been completed as a number of assays are still in process. A program and budget for 2009 will be formulated once this compilation is complete.

Mount Kare Gold Project, Papua New Guinea

Madison’s original interest in this project is currently held 60 per cent by Buffalo Gold Ltd. (“Buffalo”) and 40 per cent by Madison. We reported on Buffalo’s plans, and its programs and results through March 2008, in our MD&A for the fiscal quarter ended January 31, 2008. As set out in Note 5 to the 2008 Financial Statements, Buffalo has elected to bring into effect a joint venture agreement with a commencement date of July 14, 2008, as provided for in our agreements with Buffalo, whereby the initial joint venture interests shall be 60 per cent Buffalo and 40 per cent Madison. Madison is required to contribute its share of joint venture costs after commencement, or, alternately, face dilution of its interest. To date no programs or budgets have been adopted under the joint venture agreement.

Madison Minerals Inc.
Year ended October 31, 2008
Management Discussion and Analysis
Page 2 of 7

Madison wrote off all its carrying costs in the Mt. Kare project during its 2005 fiscal year. It is Madison’s current intention that upon presentation of any future programs and budgets for the Mt. Kare project by Buffalo, Madison will elect not to fund its portion and thereby become subject to dilution of its interest below 40 per cent.

As described in note 4 to the 2008 Financial Statements, Madison holds 3,521,648 shares of Buffalo.

Belencillo Gold Project, Panama

As described in note 5 to the 2008 Financial Statements, we hold a 31.12 per cent interest in this concession. Madison is working towards the disposition of this interest, which we believe has been enhanced by activity in 2008 related to the adjacent Petaquilla copper project held by unrelated operators.

Comment on Recent and Current Economic Conditions

Recognizing CSA Staff Notice 51-328 published January 8, 2009, Company management is providing the following views on the current economic environment and the specific matters we have considered in preparing the 2008 Financial Statements and this MD&A. The latter half of 2008 saw dramatic reductions in valuations across many markets, including commodity prices and both senior equities and junior development stage equities. Many companies in our industry have experienced reductions in valuations of 90 per cent or more. Madison’s share price on the TSX Venture Exchange between July 1, 2008 and the date of this report has ranged from a high of $0.22 to a low of $0.055, with a closing trade price on February 23, 2009 of $0.15. Our management group has been in the exploration business for many years, and has successfully financed or otherwise maintained companies in good markets, mediocre markets, and in terrible markets such as prevail at this time. We believe, although we of course cannot have any certainty, that we are likely to have access to the capital markets if and when this may be required. We note that every week recently there continue to be observed a number of financings for junior companies with experienced technical management and encouraging projects.

We have considered whether the current economic challenges could indicate possible impairment of the carrying values of our resource projects. Following a focused review, we have concluded that conditions suggesting impairment are not present. Among other matters, the Phoenix Joint Venture expects to shortly begin defining the 2009 program for the Lewis Gold Project.

At this stage of its development, Madison does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Considering management’s track record of survival in past difficult markets and the indicated merit of the Lewis project, we have reached our opinion that the Company is likely to be able to continue on a going-concern basis for the current and subsequent fiscal years.

From our point of view, our essential conclusion at this time is to carry on with our business strategy of advancing our projects. The amounts likely to be expended on the Lewis Gold Project for 2009 are expected to be lower than in 2008, reflecting the Company’s current cash resources. Simply put, we have no plans to spend what we do not have. We shall remain watchful about market conditions, and are prepared to alter our plans if evidence so leads us.

Madison Minerals Inc.
Year ended October 31, 2008
Management Discussion and Analysis
Page 3 of 7

Results of Operations – Selected Annual Information

The following table provides a brief summary of Madison’s financial operations. For more detailed information, refer to the 2008 Financial Statements.

	Year Ended	Year Ended	Year Ended
	October 31,	October 31,	October 31,
	2008	2007	2006
Total revenues	nil	nil	nil
Net income (loss)	($3,945,906)[1]	$2,833,604[2]	($2,035,938)[3]
Basic and diluted earnings (loss) per share	($0.11)	$0.08	($0.08)
Total assets	$8,718,196	$13,051,241	$9,946,640
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

Note 1:   Includes a non-cash charge of $3,340,283 on recognition of a permanent impairment of the Company’s holdings of shares in Buffalo Gold Ltd.

Note 2:   Includes income of $3,366,331 for recovery of property costs previously written down in respect of the Mt. Kare project.

Note 3:   Includes a non-cash charge of $1,620,691 for stock-based compensation (2008 - $175,127 and 2007 - $54,407).

During the fiscal year ended October 31, 2008, total assets decreased to $8.7 million from $13.0 million at October 31, 2007, principally due to the write-down of the carrying value of the shares of Buffalo Gold Ltd. which were received in 2007 on the conveyance of 60 per cent of our interest in the Mt. Kare project. As can be seen from Notes 1, 2 and 3 above, the net income or loss experienced by Madison is subject to extremely wide variations arising from such matters as resource project write-downs and dispositions, and stock-based compensation; these factors are inherently subject to wide variation.

Madison’s management believes that the financial analysis of a resource exploration company is best focused on the statement of cash flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the company while doing so. For the year ended October 31, 2008 we drew down cash resources by $4.93 million made up of the following: $3.22 million expended on the Lewis Gold Project; a change of $1.246 million in balances with our joint venture partner; and $396,000 on operations. In the comparable 2007 period, cash resources decreased by $1.44 million, principally attributable to $1.80 million expended on the Lewis Gold Project and $563,000 on operations, offset in part by $951,000 advanced from our joint venture partner. The principal component of the increased expenditures on the Lewis Project was $1.243 million paid for our portion of the US $2 million cost of exercising the option to acquire the property, which occurred in December 2007. In addition, assaying and drilling charges increased significantly.

Because of balances remaining from the significant financings completed in the fiscal year two years prior ending October 31, 2006, Madison concluded the 2008 fiscal year adequately funded, with net cash resources of $582,000, $140,000 in current liabilities and no long term debt. In January 2009 we collected the $294,000 amount receivable from our joint venture partner, which was added to cash resources.

Administrative costs for 2008 were broadly similar to 2007. Increases occurred in stock-based compensation and amortization (both non-cash costs), in accounting and audit costs, in office and rent costs and in salaries, reflecting increased option grants, a new office lease and leasehold improvements, compliance with U.S. Sarbanes-Oxley legislation, salary increases and increased staff. Reductions took place in legal, public relations, and travel costs arising from curtailed activity in those cost centers. Decreased interest income reflects the drawdown of financing proceeds invested. Our foreign exchange gain arose principally from holding sizeable U.S. dollar cash balances in the first fiscal quarter when the U.S. dollar gained significantly against the Canadian dollar. We expect our general level of costs to reduce during fiscal 2009 as cost-saving measures are being put into effect.

Madison Minerals Inc.
Year ended October 31, 2008
Management Discussion and Analysis
Page 4 of 7

Results of Operations – Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,
	2008	2008	2008	2008	2007	2007	2007	2007
Total assets	$8,718,196	$9,591,691	$10,214,442	$10,615,638	$13,051,241	$9,117,944	$9,265,565	$9,421,133
Resource properties	7,622,664	7,188,004	6,363,922	6,089,294	4,456,861	3,875,660	3,266,531	3,184,490
Working capital	896,022	2,076,317	3,436,453	4,340,583	7,411,096	5,154,572	5,916,401	6,135,601
Shareholders’ equity	8,578,014	9,318,051	9,839,890	10,455,227	11,923,179	9,050,431	9,204,637	9,343,301
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net income (loss)	(3,448,405)	(190,441)	(303,212)	(3,848)	3,259,851	(154,207)	(164,664)	(107,376)
Earnings (loss) per share	(0.10)	(0.00)	(0.01)	(0.00)	0.10	(0.01)	(0.01)	(0.00)

Note 1 – Recovery of mineral costs previously written down is not classified as revenue

Discussion

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as stock-based compensation, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense, and in many cases arise from the timing of larger billings. Management of Madison does not believe that meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements.

This being said, particular attention should be drawn in fiscal 2007 to the financial statement impact of Madison’s disposition of the interest in the Mt. Kare project, which was recognized in the fourth quarter of that year. The shares received from Buffalo were ascribed the fair value of $3,375,500 before the deduction of certain transaction costs of $9,619. Because all our costs of the Mt. Kare project had been written down to a zero carrying cost in prior fiscal years, this amount was included as a non-recurring revenue item in our statement of operations during the fourth fiscal quarter. This gave rise, in both the fourth fiscal quarter and for the year as a whole, to the Company showing net income, as opposed to its customary showing of losses. During the 2008 fiscal year, the fair value of the Buffalo shares diminished quarter on quarter, and in the fourth quarter the Company made the determination that these shares had suffered a permanent impairment of value, resulting in a writedown charged to the statement of operations for that quarter of $3,340,283.

With the exception of these very material non-recurring items recognized in the fourth quarters of fiscal 2007 and 2008, significant changes in Madison’s key financial data from 2006 to 2008 can be attributed to its equity financings and to exploration expenditures on the Lewis Property in Nevada.

Results of Operations – Discussion of fourth fiscal quarter

In the fourth quarter the Company recognized the impairment of the fair value of the Buffalo shares resulting in virtually the entirety of the 10 cent per share loss for that quarter. With the exception of that item, fourth quarter costs were generally similar to those experienced in the other three fiscal quarters, albeit somewhat lower than the average for the first three fiscal quarters. Reductions in the fourth quarter occurred in salary costs as a result of recovering a higher proportion from companies which share office services, and in audit and accounting costs as a result of higher accruals being booked in quarters two and three.

Liquidity

Based on its existing working capital, Madison has sufficient funds to meet its general and administrative expenses and its share of the probable costs of the next phases of exploration on the Lewis Property for the coming year. Programs and budgets for 2009 for the Lewis Property have not been determined as of the date of this report, but these will conform to the funds available. The balance sheet amount “Receivable from joint venture partner” was collected in full in January 2009, converting this component of year-end working capital into cash.

Madison Minerals Inc.
Year ended October 31, 2008
Management Discussion and Analysis
Page 5 of 7

Capital Resources

At October 31, 2008 and to the date of this report, Madison has an adequate cash and working capital position. The partners in the Phoenix Joint Venture have not to date established a 2009 program or budget for the Lewis project; however, any program and budget will be established at a level within the working capital resources available, also taking into account the Company’s estimated costs for general and administrative expenses for the 2009 fiscal year. In January 2009 Madison paid on behalf of the joint venture the first anniversary annual advance royalty payment in respect of the Lewis Gold Project in the amount of USD $70,204 of which Madison’s share was 60 per cent. To fulfill the advance royalty commitment at the second anniversary, a payment of approximately the same amount will be required in December 2009. The Company and the joint venture have no other commitments for capital expenditures. The Company has a non-capital commitment for the lease of rental office space as set out in Note 12 to the 2008 Financial Statements, and expects to recover a high proportion of these amounts from related companies as also set out therein. Those companies are well funded.

We also refer readers to our “Comment on Recent and Current Economic Conditions” on page 2 of this document.

Related Party Transactions

During the year ended October 31, 2008, Madison incurred legal fees of $18,800 with a company controlled by a director and officer of the Company. We also paid or accrued salaries and benefits of $145,336 and $68,000 to the Chief Executive Officer and a director, respectively, and were reimbursed for office rent and related costs of $121,694 by companies with a number of common directors. As at October 31, 2008, accounts payable included $2,965 due for legal services to a company controlled by a director and officer of the Company. These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Madison Minerals Inc. and Buffalo Gold Ltd. have one director in common. We do not consider Buffalo to be a related party but provide this disclosure for the record.

Changes in Accounting Policies

As described in Note 3 to the financial statements, the Company adopted certain new accounting standards mandated by changes to generally accepted accounting principles in Canada, each of which came into effect for or was adopted by Madison at the commencement of its 2008 fiscal year on November 1, 2007. The new standards which we adopted are CICA Handbook Section 1535 on the subject of capital disclosures, CICA Handbook Section 3862 on the subject of disclosures about financial instruments, and CICA Handbook Section 3863 on the subject of presentation of financial instruments.

The Company has a very simple capital structure and accordingly the adoption of CICA Handbook Section 1535 had no meaningful effect on our disclosures nor any effect on our financial position, results of operations or cash flows. The adoption of CICA Handbook Sections 3862 and 3863 resulted in enhanced disclosures about and presentation of the Company’s financial instruments, but these enhancements themselves did not result in any effect on our financial position, results of operations or cash flows.

Also as described in Note 2 to the financial statements, the Company will change the set of accounting principles under which it reports to International Financial Reporting Standards (IFRS) with the transition date of November 1, 2011 and will provide its first financial statements prepared under IFRS in respect of its interim financial statements for the three months ended January 31, 2012. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require, as part of preparing the January 2012 statements, the restatement to conform to IFRS of the Company’s prior year balance sheet at October 31, 2010. While the Company has begun assessing its adoption of IFRS in 2011, the complete financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined, among other matters, that it expects to be able to carry forward its principal accounting policies in respect of mineral properties unchanged under IFRS; these are among its most significant accounting policies.

Madison Minerals Inc.
Year ended October 31, 2008
Management Discussion and Analysis
Page 6 of 7

Financial Instruments

Madison’s material financial instruments consist of cash, marketable securities, receivables (including amounts receivable from our joint venture partner), and accounts payable. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of our financial instruments is approximately equal to their carrying values. As at October 31, 2008, of our total current assets of $1,036,204 the amount of $294,847 or 28 per cent represented the translated value of advances paid by us on behalf of our joint venture partner denominated in U.S. dollars, exposing the Company, on an accounting basis, to a foreign exchange risk, and to a potential credit risk. At October 31, 2008 we did not have material cash or payable balances denominated in U.S. dollars. Madison has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations. We engage specialist foreign exchange consultants to advise on foreign exchange forecasts, trends, and the timing of acquisitions of cash denominated in foreign currencies. The potential credit risk has been mitigated by the subsequent collection of the receivable amount. Our marketable securities are measured at fair value, based upon the closing bid price at the balance sheet date, with the exception of our holdings of shares of Buffalo Gold which, as of the balance sheet date we wrote down to the nominal value of $0.01 per share, reflecting the lack of liquidity inherent in our large holding of Buffalo shares and persistent low market prices for those shares subsequent to our fiscal year end.

Statutory Disclosure

Information available on SEDAR

Important additional information about Madison, including news releases and material change reports, is available on the SEDAR website – www.sedar.com .

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses and of the material components of the acquisition and deferred exploration costs of our mineral properties for the current fiscal year to date are provided in the financial statements to which this MD&A relates.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number common shares without par value of which 35,437,076 were outstanding at October 31, 2008 and the date hereof.

At October 31, 2008 and the date hereof, Madison had no share purchase warrants outstanding.

At October 31, 2008 and the date hereof, we had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
20,000	$2.30	December 3, 2008
115,000	$1.75	March 10, 2009
100,000	$0.75	May 27, 2010
500,000	$0.38	May 27, 2010
1,687,616	$1.10	October 20, 2011
200,000	$0.77	April 27, 2012
750,000	$0.25	April 14, 2013
3,372,616	$0.80	[weighted average]

Vancouver, British Columbia	ÐÑÐÑÐÑ	February 23, 2009

Madison Minerals Inc.
Year ended October 31, 2008
Management Discussion and Analysis

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada          T.604.331.8772    F.604.331.8773   Toll Free 1.877.529.8475

March 19, 2009	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

2008 DRILLING EXPANDS VIRGIN ZONE GOLD MINERALIZATION

WITH LOCALLY SIGNIFICANT SILVER VALUES

LEWIS PROJECT, BATTLE MOUNTAIN, NEVADA

DRILLING HIGHLIGHTS IN GOLD EQUIVALENTS

♦

3 metres of 3.48 g/t gold and 5 metres of 1.74 g/t gold in DDH-134

♦

7 metres of 3.18 g/t gold and 6 metres of 3.34 g/t gold in DDH-136

♦

9 metres of 2.49 g/t gold in DDH-143

♦

6 metres of 7.17 g/t gold in DDH-145

♦

3 metres of 2.44 g/t gold; 7.6 metres of 1.15 g/t gold; 9.1 metres of 1.06 g/t gold in RC-153

♦

10.6 metres of 1.53 g/t gold in RC-154

♦

6.0 metres of 4.67 g/t gold in RC-157

♦

12.2 metres of 1.10 g/t gold in RC-160

Madison Minerals Inc. on behalf of the Phoenix Joint Venture is pleased to report on the 2008 drill results from the Lewis Property, Battle Mountain Mining District, Nevada.  The Phoenix Joint Venture is comprised of Golden Predator Royalty and Development Corp. through its wholly owned subsidiary Great American Minerals Inc. as to 40% and Madison Minerals Inc. as to 60%, with Madison as operator.

The 5500-acre Lewis Property is strategically located within the Battle Mountain mineral trend and covers a 4.5 km strike extent of this highly prospective ground.  The property lies immediately adjacent to the north and northwest of Newmont Mining Corp’s Phoenix Mine, which started production in Q4 2006.  Current mineable reserves at the Phoenix Mine, as reported by Newmont in the 2008 Mines Handbook, are 278 million tons grading 0.027 ounces per ton (0.93 grams per tonne) gold containing approximately 7.5 million ounces gold.  The southern boundary of the Lewis Property lies 250 metres north and 100 metres west of the present Fortitude open pit, and any new or proposed northerly or westerly expansion of Newmont’s pit will require a pit push-back onto the Lewis Property.  Please refer to the site map attached.

Exploration carried out since 2002 within the southern portion of the Lewis Property (Virgin Zone) has identified a similar geological environment to that underlying Newmont’s adjacent Phoenix Mine, including mineralization styles, controlling structures (Virgin, Copper Canyon and Buena Vista structural zones), and a direct on-strike extension to the favourable hosting Antler stratigraphy (Edna Mtn, Antler Peak and Battle Formations).

The 2008 drill program, (17 core holes totalling 3,855 metres and 33 reverse circulation holes totalling 5,567 metres) targeted the central portion of the Virgin Zone and consisted of both in-fill and step-out holes using 30 metre drill spacing.  A small percentage of core holes used have confirmed previous RC results and the geological and structural models.  The drilling expanded the Virgin Zone by 100 metres down-dip over a 300 metre strike length.  The Virgin Mineralized Zone remains open along strike to the north and south and down-dip to the west and has been defined over a minimum 750 metre strike length and now 350 metres east-west.

Multi-element ICP analytical results from 2008 confirm a favourable correlation between gold mineralization and silver, lead and zinc values.  Significantly higher silver values were encountered in the 2008 drilling.  For example in DDHMAD-145, 6 metres of mineralization were intersected which grade 1.21 g/t gold and 458 g/t silver have a calculated equivalent of 7.17 g/t gold (calculated using $12 per oz Ag and $900 per oz Au, 1 g/t Ag = 0.013 g/t Au).  There is an apparent mineral zonation on the property with silver values increasing to the north and west.  In addition, lead and zinc values range from less than a percent to locally elevated highs of 6 to 7 percent combined lead-zinc, but are not economically significant over the reported intervals.

Significant gold and silver results from the 2008 drilling, as indicated within the following tables, compare favourably with previous reported styles and grades of mineralization including high grade mineralized structural intersections, steeply oriented structural mineralization and sub-horizontal lower grade mineralization hosted by favourable Antler stratigraphy.

Previously released drill results representing examples of high grade mineralization in structural intersections (e.g., the Virgin Fault intersecting the Northwest fault splay which remains open to depth) include:

Hole #	From – To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq. Total (g/t)
RCMAD-5	53.3-85.3 199.6-233.1	32 33.5	17.6 1.46*	31.4 4.1	18.00 1.51
RCMAD-81	85.4-99.1 149.5-160.1 182.9-228.7	13.7 10.6 45.7	9.43 9.21 2.16*	34.2 13.9 4.9	9.87 9.39 2.22
DDHMAD-83	76-97 incl.79-81	21.0 2	6.92 44.9	64.3 265	7.76 48.40

           *Ended in mineralization.  (Reported intervals are not true widths)

This area was not drilled in 2008 as drilling concentrated on expanding mineralization to the west, north and down dip.

The 2008 drilling that targeted steeply oriented structural mineralization expanded the mineralized zone 40 metres northwest, to a total of 100 metres, and is open to the west.  Previous results include:

Hole #	From – To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq. Total (g/t)
RCMAD-45	13.8-22.9 97.5-102.1	9.1 4.6	2.51 1.22	52.7 7.4	3.19 1.31
RCMAD-47	15.2-19.8 74.7-82.3	4.6 7.6	2.13 2.91	55.5 12.3	2.85 3.07
RCMAD-61	59.4-64 123.5-154	4.6 30.5	1.72 1.11	16.4 8.1	1.93 1.21
RCMAD-71	115.9-125.0 134.2-140.3	9.1 6.1	2.67 1.12	11.9 13.8	2.82 1.30
DDHMAD-90	121-127 164-171	6.1 7	1.25 2.94	79.1 19.6	2.28 3.19

These compare favourably with 2008 results from holes:

Hole #	From - To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq. Total (g/t)
DDHMAD-136	127-133 150-157	6 7	1.79 3.13	107 15.9	3.18 3.34
DDHMAD-145	79-85	6	1.21	458.2	7.17
DDHMAD-146	151-158	7	1.05	59.1	1.82

Steeply oriented structural mineralization within the Virgin Zone has been traced for 750 metres along strike and is open to expansion along strike.  Previously reported results include:

Hole #	From - To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq. Total (g/t)
RCMAD-55	161.5-170.7	9.1	2.17	+	2.17
RCMAD-120	54.9-65.5	10.6	1.55	9.8	1.68
RCMAD-123	74.7-83.8	9.1	1.37	10.2	1.50
RCMAD-128	82.3-94.5	12.2	1.21	9.3	1.33

These results compare favourably with 2008 hole:

Hole #	From - To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq. Total (g/t)
RCMAD-143	139-148 incl.140-142	9 2	1.98 3.29	39.2 122	2.49 4.88

The bulk of the 2008 drill intercepts intersected the most common type, sub-horizontal lower grade mineralization hosted by the Antler Sequence.  2008 drilling expanded the mineralized zone 100 metres to the west, to a total of 350 meters, and remains open to expansion.  Previously reported results include:

Hole #	From - To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq. Total (g/t)
RCMAD-28	166.1-182.9	16.8	1.28	21.3	1.56
RCMAD-42	129.5-143.2	13.7	1.44	13.8	1.62
RCMAD-59	122-132.6	10.6	1.11	15.1	1.31
RCMAD-74	25.9-48.8	22.9	1.52	28.1	1.89
RCMAD-82	134.1-140.2 144-149.1	6.1 4.6	1.68 1.01	18.6 11.3	1.92 1.16
RCMAD-105	76.2-85.3 134.1-138.7	9.1 4.6	1.85 2.18	54.1 41.1	2.55 2.71
RCMAD-108	77.7-83.8 94.5-99.1	6.1 4.6	1.59 1.57	35.0 18.0	2.05 1.80
RCMAD-112	91.4-108.2	16.8	1.64	9.3	1.76
RCMAD-114	111.3-128	16.8	2.53	10.4	2.67

These compare favourably with 2008 holes:

Hole #	From - To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq. Total (g/t)
DDHMAD-134	86-88 112-117 incl.114-115 119-121 139-141 147-149 174-176 196-199 incl.197.1-198.1	2 5 1 2 2 2 2 3 1	2.66 1.20 3.75 0.52 1.22 (0.31) 0.76 2.94 6.25	+ 41.2 92.4 + 12.7 48.5 + 41.9 85.4	2.66 1.74 4.95 0.52 1.39 0.94 0.76 3.48 7.36
DDHMAD-139	30-32 123-128 176-179	2 5 3	(0.15) 1.15 0.64	194.1 29.8 +	2.67 1.54 0.64
DDHMAD-149	198-201	3	1.70	22.2	1.98
RCMAD-153	15.2-18.3 incl.15.2-16.7 96.0-99.6 105.2-112.8 140.2-149.3	3.1 1.5 3.1 7.6 9.1	0.76 + 1.19 1.09 0.96	257.2 485.2 96.4 5.1 7.6	4.10 6.31 2.44 1.15 1.06
RCMAD-154	33.5-36.5 103.6-114.3 126.5-129.5	3.1 10.6 3.1	(0.13) 1.01 0.86	96.4 40.2 3.7	1.38 1.53 0.91
RCMAD-155	18.3-22.9 86.9-91.4 153.9-156.9	4.6 4.6 3.1	0.64 0.73 1.21	96.7 28.3 4.8	1.90 1.10 1.27
RCMAD-156	45.7-48.8 65.5-68.6 128.0-131.0 146.3-152.4	3.1 3.1 3.1 6.1	0.79 (0.12) 0.69 0.71	30.5 44.1 18.7 8.4	1.19 0.69 0.93 0.82
RCMAD-157	108.2-114.3 incl.109.8-111.3 140.2-143.2 225.5-228.6	6.1 1.5 3.1 3.1	3.89 6.62 0.61 0.58	59.7 101.2 10.6 4.7	4.67 7.94 0.75 0.64
RCMAD-160	167.6-179.8	12.2	0.92	14.2	1.10
RCMAD-161	96.0-108.2 125-131.1 126.5-129.5	12.2 6.1 3.1	0.55 1.54 2.77	17.3 15.0 25.1	0.77 1.74 3.10
RCMAD-163	51.8-56.4 61-64 149.3-153.9	4.6 3.1 4.6	(0.10) (0.15) 0.86	46.4 163.0 8.5	0.70 2.27 0.97
RCMAD-165	160-163.1	3.1	0.98	154.8	2.99
RCMAD-166	222.5-225.5	3.1	0.77	3.1	0.81
RCMAD-167	141.7-144.8 178.3-189.0 incl.178.3-181.3 incl.185.9-189.0	3.1 10.6 3.1 3.1	0.84 (0.43) 0.62 0.65	147.6 74.7 127.5 97.7	2.76 1.40 2.28 1.92
RCMAD-168	83.8-91.4 94.5-111.3 incl.102.1-105.1	7.6 16.8 3.1	(0.13) (0.30) 0.64	55.0 31.4 35.4	0.85 0.71 1.10
RCMAD-173	175.3-181.3 incl.179.9-181.3	6.1 1.5	0.87 2.63	13.9 25.2	1.05 2.96

(bracketed results mean less than 0.5 g/t Au)  (+ sign means no significant values)  The intervals reported utilize a 0.5 g/t cut-off for gold and they may include a maximum of 2 metres of internal waste; true widths have not been determined. Gold equivalent silver values were calculated using $12 oz Ag & $900 oz Au, 1 g/t Ag = 0.013 g/t Au, assuming 100% mineral recovery.

Copper Canyon – Buena Vista Zone

To date the bulk of the exploration has focused on evaluating the Virgin Zone.  In 2006, the adjacent sub-parallel Copper-Canyon-Buena Vista Zone located 500 metres west and south of the Virgin Zone was tested by seven drill holes along a 550 metre strike extent.  Five of the seven holes intersected significant mineralization including RCMAD-64 with 7.6 metres of 5.44 g/t Au and 286 g/t Ag and RCMAD-70 with 10.6 metres of 2.82 g/t Au and 8.7 g/t Ag.  Further exploration drilling is required to define this mineralized zone.

Central Virgin & Trinity Zones

Other areas of exploration interest include the 2 km long Central Virgin and Hider, White and Shiloh Zone and the easterly sub-parallel Trinity Zone.  Both are known to host gold and significant silver mineralization locally, including small-scale historic production.  Madison previously reported grab sampling values from prospecting rocks (see our Sept 22, 2004 news release).  Trinity samples include 0.30 g/t Au and 32.1 g/t Ag and 1.45 g/t Au and 198 g/t Ag; White-Shiloh samples include 0.68 g/t Au and 492 g/t Ag and 4.77 g/t Au and 751 g/t Ag; Hider samples include 1.08 g/t Au and 35.6 g/t Ag and 14.5 g/t Au and 1,085 g/t Ag.

The 2009 proposed program is currently being formulated with our joint venture partner.

Fieldwork was carried out under the supervision of Gerald McArthur, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, who has verified the information disclosed in this news release.  SGS Minerals Services’ laboratories in Elko, Nevada and Toronto, and TSL Laboratories in Saskatoon, carried out all mineral preparation and analysis under industry-standard QA/QC procedures.

To find out more about Madison Minerals Inc. please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

  “Chet Idziszek”

Chet Idziszek, President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

Lewis Property
Nevada, USA
Location Map
1,600,000 survey ftE
1,610,000 survey ftE
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
R 43 E
T 32 N
T 31 N
Newmont
Newmont
Hider, White & Shiloh
Central Virgin
Trinity
Buena Vista South
Virgin
NEWMONT
Phoenix Mine Property
Fortitude
Open Pit
Geological Explanation
Tag
Altered Granodiorite
Pj
Pp
Pam
Pap
Pb
Battle Mountain Formation
Ch
Dsc
Scott Canyon Formation
Symbols
Contact
Thrust fault
Fault
Claim boundary
Madison Minerals Inc.
Battle Mountain District
Lander County, Nevada, USA
Lewis Property
Mineralized Showings
0
0.5
1
2
Kilometres

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

March 19, 2009

Item 3.

Press Release

March 19, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

2008 Drilling Expands Gold Mineralization at Lewis Project

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 20th day of March 2009.

MADISON MINERALS INC.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual whose signature appears above.)

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada          T.604.331.8772    F.604.331.8773   Toll Free 1.877.529.8475

March 19, 2009	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

2008 DRILLING EXPANDS VIRGIN ZONE GOLD MINERALIZATION

WITH LOCALLY SIGNIFICANT SILVER VALUES

LEWIS PROJECT, BATTLE MOUNTAIN, NEVADA

DRILLING HIGHLIGHTS IN GOLD EQUIVALENTS

♦

3 metres of 3.48 g/t gold and 5 metres of 1.74 g/t gold in DDH-134

♦

7 metres of 3.18 g/t gold and 6 metres of 3.34 g/t gold in DDH-136

♦

9 metres of 2.49 g/t gold in DDH-143

♦

6 metres of 7.17 g/t gold in DDH-145

♦

3 metres of 2.44 g/t gold; 7.6 metres of 1.15 g/t gold; 9.1 metres of 1.06 g/t gold in RC-153

♦

10.6 metres of 1.53 g/t gold in RC-154

♦

6.0 metres of 4.67 g/t gold in RC-157

♦

12.2 metres of 1.10 g/t gold in RC-160

Madison Minerals Inc. on behalf of the Phoenix Joint Venture is pleased to report on the 2008 drill results from the Lewis Property, Battle Mountain Mining District, Nevada.  The Phoenix Joint Venture is comprised of Golden Predator Royalty and Development Corp. through its wholly owned subsidiary Great American Minerals Inc. as to 40% and Madison Minerals Inc. as to 60%, with Madison as operator.

The 5500-acre Lewis Property is strategically located within the Battle Mountain mineral trend and covers a 4.5 km strike extent of this highly prospective ground.  The property lies immediately adjacent to the north and northwest of Newmont Mining Corp’s Phoenix Mine, which started production in Q4 2006.  Current mineable reserves at the Phoenix Mine, as reported by Newmont in the 2008 Mines Handbook, are 278 million tons grading 0.027 ounces per ton (0.93 grams per tonne) gold containing approximately 7.5 million ounces gold.  The southern boundary of the Lewis Property lies 250 metres north and 100 metres west of the present Fortitude open pit, and any new or proposed northerly or westerly expansion of Newmont’s pit will require a pit push-back onto the Lewis Property.  Please refer to the site map attached.

Exploration carried out since 2002 within the southern portion of the Lewis Property (Virgin Zone) has identified a similar geological environment to that underlying Newmont’s adjacent Phoenix Mine, including mineralization styles, controlling structures (Virgin, Copper Canyon and Buena Vista structural zones), and a direct on-strike extension to the favourable hosting Antler stratigraphy (Edna Mtn, Antler Peak and Battle Formations).

The 2008 drill program, (17 core holes totalling 3,855 metres and 33 reverse circulation holes totalling 5,567 metres) targeted the central portion of the Virgin Zone and consisted of both in-fill and step-out holes using 30 metre drill spacing.  A small percentage of core holes used have confirmed previous RC results and the geological and structural models.  The drilling expanded the Virgin Zone by 100 metres down-dip over a 300 metre strike length.  The Virgin Mineralized Zone remains open along strike to the north and south and down-dip to the west and has been defined over a minimum 750 metre strike length and now 350 metres east-west.

Multi-element ICP analytical results from 2008 confirm a favourable correlation between gold mineralization and silver, lead and zinc values.  Significantly higher silver values were encountered in the 2008 drilling.  For example in DDHMAD-145, 6 metres of mineralization were intersected which grade 1.21 g/t gold and 458 g/t silver have a calculated equivalent of 7.17 g/t gold (calculated using $12 per oz Ag and $900 per oz Au, 1 g/t Ag = 0.013 g/t Au).  There is an apparent mineral zonation on the property with silver values increasing to the north and west.  In addition, lead and zinc values range from less than a percent to locally elevated highs of 6 to 7 percent combined lead-zinc, but are not economically significant over the reported intervals.

Significant gold and silver results from the 2008 drilling, as indicated within the following tables, compare favourably with previous reported styles and grades of mineralization including high grade mineralized structural intersections, steeply oriented structural mineralization and sub-horizontal lower grade mineralization hosted by favourable Antler stratigraphy.

Previously released drill results representing examples of high grade mineralization in structural intersections (e.g., the Virgin Fault intersecting the Northwest fault splay which remains open to depth) include:

Hole #	From – To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq. Total (g/t)
RCMAD-5	53.3-85.3 199.6-233.1	32 33.5	17.6 1.46*	31.4 4.1	18.00 1.51
RCMAD-81	85.4-99.1 149.5-160.1 182.9-228.7	13.7 10.6 45.7	9.43 9.21 2.16*	34.2 13.9 4.9	9.87 9.39 2.22
DDHMAD-83	76-97 incl.79-81	21.0 2	6.92 44.9	64.3 265	7.76 48.40

           *Ended in mineralization.  (Reported intervals are not true widths)

This area was not drilled in 2008 as drilling concentrated on expanding mineralization to the west, north and down dip.

The 2008 drilling that targeted steeply oriented structural mineralization expanded the mineralized zone 40 metres northwest, to a total of 100 metres, and is open to the west.  Previous results include:

Hole #	From – To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq. Total (g/t)
RCMAD-45	13.8-22.9 97.5-102.1	9.1 4.6	2.51 1.22	52.7 7.4	3.19 1.31
RCMAD-47	15.2-19.8 74.7-82.3	4.6 7.6	2.13 2.91	55.5 12.3	2.85 3.07
RCMAD-61	59.4-64 123.5-154	4.6 30.5	1.72 1.11	16.4 8.1	1.93 1.21
RCMAD-71	115.9-125.0 134.2-140.3	9.1 6.1	2.67 1.12	11.9 13.8	2.82 1.30
DDHMAD-90	121-127 164-171	6.1 7	1.25 2.94	79.1 19.6	2.28 3.19

These compare favourably with 2008 results from holes:

Hole #	From - To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq. Total (g/t)
DDHMAD-136	127-133 150-157	6 7	1.79 3.13	107 15.9	3.18 3.34
DDHMAD-145	79-85	6	1.21	458.2	7.17
DDHMAD-146	151-158	7	1.05	59.1	1.82

Steeply oriented structural mineralization within the Virgin Zone has been traced for 750 metres along strike and is open to expansion along strike.  Previously reported results include:

Hole #	From - To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq. Total (g/t)
RCMAD-55	161.5-170.7	9.1	2.17	+	2.17
RCMAD-120	54.9-65.5	10.6	1.55	9.8	1.68
RCMAD-123	74.7-83.8	9.1	1.37	10.2	1.50
RCMAD-128	82.3-94.5	12.2	1.21	9.3	1.33

These results compare favourably with 2008 hole:

Hole #	From - To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq. Total (g/t)
RCMAD-143	139-148 incl.140-142	9 2	1.98 3.29	39.2 122	2.49 4.88

The bulk of the 2008 drill intercepts intersected the most common type, sub-horizontal lower grade mineralization hosted by the Antler Sequence.  2008 drilling expanded the mineralized zone 100 metres to the west, to a total of 350 meters, and remains open to expansion.  Previously reported results include:

Hole #	From - To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq. Total (g/t)
RCMAD-28	166.1-182.9	16.8	1.28	21.3	1.56
RCMAD-42	129.5-143.2	13.7	1.44	13.8	1.62
RCMAD-59	122-132.6	10.6	1.11	15.1	1.31
RCMAD-74	25.9-48.8	22.9	1.52	28.1	1.89
RCMAD-82	134.1-140.2 144-149.1	6.1 4.6	1.68 1.01	18.6 11.3	1.92 1.16
RCMAD-105	76.2-85.3 134.1-138.7	9.1 4.6	1.85 2.18	54.1 41.1	2.55 2.71
RCMAD-108	77.7-83.8 94.5-99.1	6.1 4.6	1.59 1.57	35.0 18.0	2.05 1.80
RCMAD-112	91.4-108.2	16.8	1.64	9.3	1.76
RCMAD-114	111.3-128	16.8	2.53	10.4	2.67

These compare favourably with 2008 holes:

Hole #	From - To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq. Total (g/t)
DDHMAD-134	86-88 112-117 incl.114-115 119-121 139-141 147-149 174-176 196-199 incl.197.1-198.1	2 5 1 2 2 2 2 3 1	2.66 1.20 3.75 0.52 1.22 (0.31) 0.76 2.94 6.25	+ 41.2 92.4 + 12.7 48.5 + 41.9 85.4	2.66 1.74 4.95 0.52 1.39 0.94 0.76 3.48 7.36
DDHMAD-139	30-32 123-128 176-179	2 5 3	(0.15) 1.15 0.64	194.1 29.8 +	2.67 1.54 0.64
DDHMAD-149	198-201	3	1.70	22.2	1.98
RCMAD-153	15.2-18.3 incl.15.2-16.7 96.0-99.6 105.2-112.8 140.2-149.3	3.1 1.5 3.1 7.6 9.1	0.76 + 1.19 1.09 0.96	257.2 485.2 96.4 5.1 7.6	4.10 6.31 2.44 1.15 1.06
RCMAD-154	33.5-36.5 103.6-114.3 126.5-129.5	3.1 10.6 3.1	(0.13) 1.01 0.86	96.4 40.2 3.7	1.38 1.53 0.91
RCMAD-155	18.3-22.9 86.9-91.4 153.9-156.9	4.6 4.6 3.1	0.64 0.73 1.21	96.7 28.3 4.8	1.90 1.10 1.27
RCMAD-156	45.7-48.8 65.5-68.6 128.0-131.0 146.3-152.4	3.1 3.1 3.1 6.1	0.79 (0.12) 0.69 0.71	30.5 44.1 18.7 8.4	1.19 0.69 0.93 0.82
RCMAD-157	108.2-114.3 incl.109.8-111.3 140.2-143.2 225.5-228.6	6.1 1.5 3.1 3.1	3.89 6.62 0.61 0.58	59.7 101.2 10.6 4.7	4.67 7.94 0.75 0.64
RCMAD-160	167.6-179.8	12.2	0.92	14.2	1.10
RCMAD-161	96.0-108.2 125-131.1 126.5-129.5	12.2 6.1 3.1	0.55 1.54 2.77	17.3 15.0 25.1	0.77 1.74 3.10
RCMAD-163	51.8-56.4 61-64 149.3-153.9	4.6 3.1 4.6	(0.10) (0.15) 0.86	46.4 163.0 8.5	0.70 2.27 0.97
RCMAD-165	160-163.1	3.1	0.98	154.8	2.99
RCMAD-166	222.5-225.5	3.1	0.77	3.1	0.81
RCMAD-167	141.7-144.8 178.3-189.0 incl.178.3-181.3 incl.185.9-189.0	3.1 10.6 3.1 3.1	0.84 (0.43) 0.62 0.65	147.6 74.7 127.5 97.7	2.76 1.40 2.28 1.92
RCMAD-168	83.8-91.4 94.5-111.3 incl.102.1-105.1	7.6 16.8 3.1	(0.13) (0.30) 0.64	55.0 31.4 35.4	0.85 0.71 1.10
RCMAD-173	175.3-181.3 incl.179.9-181.3	6.1 1.5	0.87 2.63	13.9 25.2	1.05 2.96

(bracketed results mean less than 0.5 g/t Au)  (+ sign means no significant values)  The intervals reported utilize a 0.5 g/t cut-off for gold and they may include a maximum of 2 metres of internal waste; true widths have not been determined. Gold equivalent silver values were calculated using $12 oz Ag & $900 oz Au, 1 g/t Ag = 0.013 g/t Au, assuming 100% mineral recovery.

Copper Canyon – Buena Vista Zone

To date the bulk of the exploration has focused on evaluating the Virgin Zone.  In 2006, the adjacent sub-parallel Copper-Canyon-Buena Vista Zone located 500 metres west and south of the Virgin Zone was tested by seven drill holes along a 550 metre strike extent.  Five of the seven holes intersected significant mineralization including RCMAD-64 with 7.6 metres of 5.44 g/t Au and 286 g/t Ag and RCMAD-70 with 10.6 metres of 2.82 g/t Au and 8.7 g/t Ag.  Further exploration drilling is required to define this mineralized zone.

Central Virgin & Trinity Zones

Other areas of exploration interest include the 2 km long Central Virgin and Hider, White and Shiloh Zone and the easterly sub-parallel Trinity Zone.  Both are known to host gold and significant silver mineralization locally, including small-scale historic production.  Madison previously reported grab sampling values from prospecting rocks (see our Sept 22, 2004 news release).  Trinity samples include 0.30 g/t Au and 32.1 g/t Ag and 1.45 g/t Au and 198 g/t Ag; White-Shiloh samples include 0.68 g/t Au and 492 g/t Ag and 4.77 g/t Au and 751 g/t Ag; Hider samples include 1.08 g/t Au and 35.6 g/t Ag and 14.5 g/t Au and 1,085 g/t Ag.

The 2009 proposed program is currently being formulated with our joint venture partner.

Fieldwork was carried out under the supervision of Gerald McArthur, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, who has verified the information disclosed in this news release.  SGS Minerals Services’ laboratories in Elko, Nevada and Toronto, and TSL Laboratories in Saskatoon, carried out all mineral preparation and analysis under industry-standard QA/QC procedures.

To find out more about Madison Minerals Inc. please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

  “Chet Idziszek”

Chet Idziszek, President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.